UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.       )*

Sagaliam Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

78661R 106

(CUSIP Number)

Barry Kostiner

Chief Executive Officer

1800 Avenue of the Stars, Suite 1475

Los Angeles, CA 90067

Telephone: (213)-616-0011

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78661R 106

1	Names of Reporting Person. Sagaliam Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,850,000 (1)(2)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 2,850,000 (1)(2)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,850,000 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.1%
14	Type of Reporting Person OO

(1)	Includes (i) 2,450,000 of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”) and (ii) 400,000 of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock”), underlying units (each unit consisting of one share of Class A Common Stock and one right entitling the holder to receive one-eighth (1/8) of one Class A Common Stock upon consummation of the Issuer’s initial business combination (the “Business Combination”), acquired pursuant to a Private Placement Units Purchase Agreement between Sagaliam Sponsor LLC (the “Sponsor”) and the Issuer.

(2)	Excludes 50,000 shares which may be acquired upon the conversion of 400,000 rights upon the consummation of the Business Combination.

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CUSIP No. 78661R 106

1	Names of Reporting Person. Alan H. Ginsburg
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,850,000 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,850,000 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,850,000 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.1%
14	Type of Reporting Person IN

(1)	Includes (i) 2,450,000 of the Issuer’s Class B Common Stock and (ii) 400,000 of the Issuer’s Class A Common Stock, underlying units (each unit consisting of one share of Class A Common Stock and one right entitling the holder to receive one-eighth (1/8) of one Class A Common Stock upon consummation of the Issuer’s Business Combination, acquired pursuant to a Private Placement Units Purchase Agreement between the Sponsor and the Issuer. The sole member of the Sponsor is GLD Sponsor Member, LLC. The managing member of GLD Sponsor Member, LLC is Alan H. Ginsburg, and as such, Mr. Ginsburg may be deemed to beneficially own shares held directly by the Sponsor.

(2)	Excludes 50,000 shares which may be acquired upon the conversion of 400,000 rights upon the consummation of the Business Combination.

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SCHEDULE 13D

This Schedule 13D is filed on behalf of Sagaliam Sponsor LLC, a Delaware limited liability company (the “Sponsor”) and Alan H. Ginsburg (the “Reporting Person”).

Item 1.	Security and Issuer

Securities acquired: Class A common stock, $0.0001 par value (the “Class A Common Stock”) and Class B common stock, $0.0001 par value (the “Class B Common Stock,” together with Class A Common Stock, the “Common Stock”)

Issuer: Sagaliam Acquisition Corp. (the “Issuer”)

1800 Avenue of the Stars, Suite 1475

Los Angeles, CA 900067

Item 2.	Identity and Background

(a)	This statement is filed by:

(i)	the Sponsor, which is the holder of record of approximately 19.1% of the issued and outstanding shares of all classes of common stock of the Issuer (14,890,000) outstanding as of December 29, 2021; and

(ii)	Alan H. Ginsburg, the managing member of the Sponsor.

All disclosures herein with respect to the Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 1800 Avenue of the Stars, Suite 1475, Los Angeles, CA 90067.

(c)	The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and Business Combination.

(d)	The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Sponsor is a Delaware limited liability company. Alan H. Ginsburg is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Private Placement Units was $4,000,000. The aggregate purchase price for the Founder Shares was $25,000. In each case, the source of these funds was the working capital of the Sponsor.

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Item 4.	Purpose of the Transaction

On April 5, 2021, the Sponsor purchased 2,875,000 shares of Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000, pursuant to a Securities Subscription Agreement, dated April 5, 2021, between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. The Founder Shares include an aggregate of up to 375,000 shares of Class B common stock subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full, so that the Sponsor will collectively own over 20% of the Issuer’s issued and outstanding shares after the IPO (excluding the common stock underlying the Private Placement Units (as defined below)). As a result of the full exercise of the over-allotment option by the underwriters on December 21, 2021, no Founder Shares are subject to forfeiture.

On December 23, 2021, simultaneously with the closing of the IPO, the Sponsor purchased 400,000 units (“Private Placement Units”) of the Issuer at $10.00 per Private Placement Unit, pursuant to a Unit Subscription Agreement, dated December 20, 2021, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

The Common Stock owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Person has agreed (A) to vote the Founder Shares, the Private Placement Units and any public shares owned by them in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s amended and restated certificate of incorporation with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and Private Placement Units) into the right to receive cash from the trust account in connection with a stockholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s amended and restated certificate of incorporation relating to stockholders’ rights or pre-business combination activity and (D) that the Founder Shares (as defined below) and Private Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Person may, at any time and from time to time, review or reconsider their positions, change their purposes or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 14,890,000 shares of Common Stock) are as follows:

Sagaliam Sponsor LLC

a)		Amount beneficially owned: 2,850,000	Percentage: 19.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	2,850,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	2,850,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Alan H. Ginsburg

a)		Amount beneficially owned: 2,850,000	Percentage: 19.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,850,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,850,000

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Alan H. Ginsburg is the managing member of the Sponsor and has voting and investment discretion with respect to the Common Stock held by the Sponsor. As such, he may be deemed to have beneficial ownership of the Common Stock held directly by the Sponsor. Such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c)	None of the Reporting Persons have effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement between the Issuer and Sponsor

On April 5, 2021, the Sponsor purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000, pursuant to the Purchase Agreement. The Founder Shares include an aggregate of up to 375,000 shares of Common Stock subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full, so that the Sponsor will collectively own over 20% of the Issuer’s issued and outstanding shares after the IPO (excluding the Common Stock underlying the Private Placement Units and representative’s shares and assuming the Issuer’s initial stockholders and the anchor investors do not purchase any units in the IPO). In connection with the consummation of the Issuer’s initial public offering (“IPO”) on December 23, the Sponsor sold an aggregate of 200,000 Founder Shares to certain anchor investors in the Issuer’s IPO. As a result of the full exercise of the over-allotment option by the underwriters on December 21, 2021, no Founder Shares are subject to forfeiture.

Under the Purchase Agreement, the Sponsor acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on May 25, 2021, as amended (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On December 23, 2021, simultaneously with the closing of the IPO, the Sponsor purchased 400,000 Private Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying the Private Placement Units are subject to a lock-up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the completion of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 27, 2021 (and is incorporated by reference herein as Exhibit 10.2).

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Insider Letter

On December 20, 2021, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”), pursuant to which the Sponsor agreed, if the Issuer seeks stockholder’s approval of a proposed Business Combination, the Sponsor shall (A) vote any shares of Common Stock owned by it in favor of any proposed Business Combination and (B) not redeem any shares of Common Stock owned by it in connection with such stockholder approval. The Sponsor also agreed not to propose an amendment to the Issuer’s amended and restated certificate of incorporation to modify (i) the substance or timing of the ability of holders of Common Stock to seek redemption in connection with a Business Combination or amendments to the amended and restated certificate of incorporation prior thereto or (ii) (A) the Issuer’s obligation to redeem 100% of the Common Stock if the Issuer does not complete a Business Combination within such time set forth in the amended and restated certificate of incorporation or (B) any other provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Issuer provides its public stockholders with the opportunity to redeem their shares of Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Common Stock.

The Sponsor also agreed not to redeem any Common Stock held by it (including the Founder Shares and Private Placement Units) into the right to receive cash from the trust account in connection with a stockholder vote to approve the Business Combination. If the Issuer engages in a tender offer in connection with any proposed Business Combination, the Sponsor agrees that it, he or she will not seek to sell its, his or her shares of Capital Stock to the Issuer in connection with such tender offer.

The Sponsor also agreed that in the event of the liquidation of the trust account upon the failure of the Issuer to consummate its initial Business Combination within the time period set forth in the amended and restated certificate of incorporation, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened) to which the Issuer may become subject as a result of any claim by (i) any third party for services rendered (other than the Issuer’s independent public accountants) or products sold to the Issuer or (ii) any prospective target business with which the Issuer has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement; provided, however, that such indemnification shall (x) apply only to the extent necessary to ensure that such claims by a third party or a target of the Business Combination do not reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per share of the public common stock and (ii) the actual amount per share of public common stock held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 share of the public common stock is then held in the trust account due to reductions in the value of the trust assets, less interest earned on the trust account which may be withdrawn to pay taxes, (y) not apply to any claims by a third party or a target of the Business Combination which executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) and (z) not apply to any claims under the Issuer’s indemnity of the wnderwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Sponsor shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to the Issuer if, within 15 days following written receipt of notice of the claim to the Sponsor, the Sponsor notifies the Issuer in writing that it shall undertake such defense.

The Insider Letter provides that the Sponsor may not transfer any Founder Shares (or shares of Common Stock issuable upon conversion thereof) until the earlier of (A) six months after the completion of the Issuer’s initial Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial Business Combination or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

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The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on December 27, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On December 23, 2021, in connection with the closing of the IPO, the Issuer and the Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Sponsor is entitled to certain demand and “piggyback” registration rights, which will be subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on December 27, 2021 (and is incorporated by reference herein as Exhibit 10.4).

Investment Agreements

In connection with the consummation of the Issuer’s IPO, on December 23, 2021, the Sponsor sold an aggregate of 200,000 Founder Shares to ten anchor investors in the Issuer’s IPO (the “Anchor Investors”) pursuant to investment agreements among the Issuer, the Sponsor and the Anchor Investors (the “Investment Agreements”). Under the Investment Agreements, each of the ten Anchor Investors expressed an interest to purchase up to 9.9% of the units sold in Issuer’s IPO, or 990,000 units, excluding any units sold upon exercise of the underwriters’ over-allotment option. In connection with the closing of the Issuer’s IPO, the Sponsor agreed to sell 20,000 founder shares to each Anchor Investor, or an aggregate of 200,000 Founder Shares to all ten Anchor Investors, assuming such Anchor Investors purchase their full allocation of units in the Issuer’s IPO, at a purchase price of $0.0029 per share. In addition, the Anchor Investors agreed to (i) waive their redemption rights with respect to any Founder Shares held by them in connection with the completion of the Issuer’s initial business combination, and (ii) waive their rights to liquidating distributions from the Issuer’s trust account with respect to any Founder Shares held by them if the Issuer fails to complete an initial business combination within 12 months (or up to 18 months, if the Issuer extends the time to complete a business combination) from the closing of the Issuer’s IPO, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame. The summary of the Investment Agreements contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.9 to the Registration Statement on Form S-1 with the SEC on November 1, 2021 (and is incorporated by reference herein as Exhibit 10.5)

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of April 5, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on May 25, 2021, as amended).

Exhibit 10.2	Unit Subscription Agreement, dated as of December 20, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 27, 2021).

Exhibit 10.3	Insider Letter, dated as of December 20, 2021, by and between the Issuer, the Sponsor, and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 27, 2021).

Exhibit 10.4	Registration Rights Agreement, dated as of December 20, 2021, by and between the Issuer and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 27, 2021).

Exhibit 10.5	Form of Investment Agreement, dated as of December 20, 2021 by and among the Issuer, the Sponsor and the Anchor Investors (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on May 25, 2021, as amended)

Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2021	SAGALIAM SPONSOR LLC

GLD SPONSOR MEMBER, LLC

By:	/s/ Alan H. Ginsburg
Name:	Alan H. Ginsburg
Title:	Managing Member

Date: December 30, 2021	/s/ Alan H. Ginsburg
Alan H. Ginsburg

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